SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2006. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding a press release entitled “Smart Acquires 30% Stake in Blue Ocean Wireless”.	8

Exhibit 1

August 7, 2007

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “Smart Acquires 30% Stake in Blue Ocean Wireless”. Smart Communications, Inc. is a wholly-owned subsidiary of PLDT.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

August 7, 2007

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “Smart Acquires 30% Stake in Blue Ocean Wireless”. Smart Communications, Inc. is a wholly-owned subsidiary of PLDT.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  August 7, 2007

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a copy of a press release entitled “Smart Acquires 30% Stake in Blue Ocean Wireless”. Smart Communications, Inc. is a wholly-owned subsidiary of PLDT.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: August 7, 2007

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

Exhibit 1

SMART

PressRelease

FOR IMMEDIATE RELEASE

SMART ACQUIRES 30% STAKE IN BLUE OCEAN WIRELESS

Manila, Philippines, 7th August 2007: SMART Communications Inc. (“SMART”) today announced that it has agreed to acquire a 30% equity interest in Blue Ocean Wireless (”BOW”), a Dublin-based company delivering GSM communication capability for the merchant maritime sector, for US$15.9 million.

Highlights

Ø       Broadens SMART’s service to its existing subscriber base and presents an opportunity to capture significant new subscribers from the world’s 1.2 million seafarers;

Ø       BOW partners with an established, international GSM network operator;

Ø       Accelerates roll-out of BOW’s dedicated product offering for the global merchant maritime sector;

Ø       Provides GSM network facilities and call/text terminations for BOW global merchant maritime service; and,

Ø       Provides route to significant Filipino market for BOW SIM and pre-paid value cards.

Investment in Blue Ocean Wireless

SMART Communications, Inc. is the Philippines' leading wireless services provider with over 27 million subscribers on its GSM network. SMART is a wholly-owned subsidiary of the Philippines' leading telecommunications carrier, the Philippine Long Distance Telephone Company (PLDT). PLDT has a market capitalisation of approximately US$11 billion and is listed on the New York Stock Exchange (NYSE: PHI) and the Philippine Stock Exchange (PSE: TEL).

SMART, through its wholly-owned subsidiary SmartConnect Holdings PTE Limited, will acquire a combination of primary and secondary shares. In addition, SMART has an option to acquire a further 19% in BOW, exercisable within the next 3 years. BOW’s other significant shareholders are Dublin-based private equity firm, Claret Capital, Irish remote communications company, Altobridge Limited, and Bank of Scotland (Ireland), a wholly owned subsidiary of HBOS Plc.

Page 5 of 8

Exhibit 1

In addition to investing in BOW, SMART will provide certain GSM network facilities and call/text terminations for the BOW global merchant maritime service. SMART will also become a major reseller of BOW SIM cards and prepaid value cards.

Napoleon L Nazareno, President and CEO of SMART, commented “The global merchant maritime fleet is currently populated by 1.2 million seafarers, of whom 40% are Filipinos. Their communications needs are currently served by satellite-based, bridge-mounted or shared fixed phones that tend to lack privacy. Moreover, these types of phones allow only a limited number of incoming calls and do not provide for SMS or texting. The innovative BOW service will enable seafarers to bring their mobile phones onboard their vessels and use them just as if they were at home or roaming in other countries.”

He added “This is an exciting opportunity and a natural extension of our Philippines GSM service but also one which allows us to offer services, in a cost competitive way, to seafarers across the world”.

“We are delighted to announce this investment by SMART and a partnership with them to bring our unique product offering to market. SMART is a natural choice for us given that a significant portion of the world’s seafarers are Filipinos. SMART also has a world-class software development team who are constantly bringing new and innovative products to their existing GSM customers. Working with them, we can progressively add additional services for BOW customers. We look forward to working with SMART to provide our GSM network to a global customer base”, stated Robert Johnson, CEO of BOW.

Dómhnal Slattery, BOW Chairman, remarked ”We originally identified the Philippines as a key target market for Blue Ocean Wireless. Our partnership with SMART, therefore, is a natural fit for this business and is a further significant step towards the development of BOW as the world’s first GSM global merchant maritime network. The provision of maritime mobile services for the world’s 1.2 million seafarers is an under-served market and presents a clear opportunity for SMART and BOW.”

He concluded “SMART is also a leader in the South East Asian maritime telecommunications business with an existing installed customer base which presents an additional opportunity for a combined BOW and SMART merchant-marine communications offering.”

-Ends-

Exhibit 1

Blue Ocean Wireless	SMART Communications
Jonathan Neilan/Mark Kenny K Capital Source T: +353 1 631 5500 E: blueocean@kcapitalsource.com	Ramon Isberto Public Affairs T: +632 511-3101 E: rrisberto@smart.com.ph Deborah Anne Tan Investor Relations T: +632511-6121 E: dntan@smart.com.ph

About SMART Communications

SMART Communications, Inc. is the Philippines' leading wireless services provider with over 27 million subscribers on its GSM network as of July 2007. SMART has built a reputation for innovation, having introduced world-first wireless data services, including mobile commerce services such as Smart Money, SmartLoad and Smart Padala. SMART also offers SmartLink, a prepaid satellite telephony service and Smart 3G, a 3G service, as well as a wireless broadband service, Smart Bro. SMART is a wholly-owned subsidiary of the Philippines' leading telecommunications carrier, the Philippine Long Distance Telephone Company.

About PLDT

Founded on November 28, 1928, Philippine Long Distance Telephone Company (PLDT) is the leading telecommunications provider in the Philippines. Through its three principal business groups - fixed line, wireless, and information and communication technology - PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite networks.

About Blue Ocean Wireless

Page 7 of 8
Blue Ocean Wireless is a Dublin-based company focused on expanding communication capability in the merchant maritime sector. Blue Ocean Wireless provides, for the first time, GSM connectivity for seafarers in deep ocean water, where no other network exists. This allows users to make and receive voice calls, send and receive SMS text messages and, in time, browse the internet using their existing handsets. Blue Ocean Wireless’ offering is based on Altobridge’s unique ‘Aeronautical & Maritime Gateway Platform’™ technology. This technology can also be used, in conjunction with RFID technology, to track and monitor shipping containers while they are in transit at sea. For more information, please visit www.blueoceanwireless.com.

Exhibit 1

About Claret Capital

Claret Capital, founded by Domhnal Slattery in 2005, is a private investment firm based in Dublin, Ireland. Claret Capital currently manages over US$1 billion in assets for a small number of individuals and families. The firm has completed investments in the Private Equity, Real Estate, Media and Technology sectors. Claret Capital has also founded a number of new ventures including JetBird, Europe's first low-cost, on-demand private jet airline. JetBird has ordered 100 aircraft from Embraer and is the launch customer in Europe for the Phenom 100 very light jet.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: August 7, 2007